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EMAIL:  KMANTEL@OLSHANLAW.COM

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April 12, 2022

VIA EDGAR AND ELECTRONIC MAIL

Mr. Perry Hindin
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trecora Resources PREC14A filed April 1, 2022 Filed by Ortelius Advisors, L.P., et al. File No. 1-33926

Dear Mr. Hindin:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 7, 2022 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Ortelius Advisors, L.P. and the other participants named therein (collectively, “Ortelius”) and provide the following responses on Ortelius’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.

PREC14A filed April 1, 2022

Background to the Solicitation, page 5

1.	Briefly describe the “alternate pathway” for Ortelius to acquire the Company proposed by Mr. DeSorcy in October 2021. In addition, here or in the “Reasons for the Solicitation” section, explain why Ortelius determined it was no longer interested in acquiring the Company in March 2022.

Ortelius has revised its description of the events of October 5, 2021 included in the Proxy Statement to further describe the “alternate pathway” for Ortelius to acquire the Company proposed by Mr. DeSorcy. Please see page 5 of the Proxy Statement.

Ortelius has added further clarification that it is no longer interested in acquiring the Company, and has stated its belief that a sale of the Company is unlikely to serve the best interests of the Company’s stockholders at this time, in the “Reasons for the Solicitation” section. Please see page 9 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 12, 2022

2.	Describe the “various pathways for the Company to unlock value for stockholders” that Mr. DeSorcy proposed to Company representatives in discussions in November 2021.

Ortelius has revised the Proxy Statement to add further detail on the pathways for the Company to unlock value for stockholders that Mr. DeSorcy proposed to Company representatives in discussions in November 2021. Please see page 6 of the Proxy Statement.

Reasons for the Solicitation, page 8

3.	Explain what your nominees will advocate for if elected, including what specific “strategic alternatives” they may espouse. Your revised disclosure should explain whether you are currently considering an acquisition of the Company, as previously proposed last year.

Ortelius’s statement regarding “strategic alternatives” in the referenced section of the Proxy Statement was that Ortelius believes the Nominees will “explore all strategic alternatives for the Company to maximize the value of your investment”. Ortelius informs the Staff that it does not have an understanding with any of its Nominees as to specific “strategic alternatives” they may espouse if they are elected to the Board. Further, Ortelius understands and acknowledges that even if all of the Nominees are elected, they will constitute a minority of the Board and there can be no guarantee that the Nominees will be able to implement any actions that they believe are necessary to unlock shareholder value. Ortelius believes that the Nominees, if elected to the Board, will work with the other members of the Board and the Company’s advisors to consider, without bias as to maintaining the status quo, all potential measures to enhance value for stockholders, and will advocate for such actions as they deem to be in the best interest of stockholders.

Ortelius has added further clarification that it is no longer interested in acquiring the Company, and has stated its belief that a sale of the Company is unlikely to serve the best interests of the Company’s stockholders at this time, in the “Reasons for the Solicitation” section. Please see page 9 of the Proxy Statement.

We Believe the Current Board is Entrenched and Reluctant to Change the Status Quo, page 9

4.	Explain what you mean by the following assertion: ““[T]he Board appears to be working with its advisors to ‘self-cure’ the issues on the Board and/or pursue a face-saving transaction that we are concerned would harm stockholders given the Company’s depressed valuation, lack of negotiating leverage and the Board’s record of poor decision- making.” Explain the basis for your beliefs and what you believe the Company is attempting to do.

Ortelius advises the Staff on a supplemental basis that it believes the Company may be exploring a potential strategic transaction, including but not limited to a sale of the Company or a significant stake in the Company, and/or a defensive refreshment of the Board. This belief is based on Ortelius’s and its advisors’ interactions with the Company and its advisors as reflected in the “Background to the Solicitation” section of the Proxy Statement. Such communications include, but are not limited to, Mr. DeSorcy’s conversations with the Company’s financial advisors and Ortelius’s receipt of a draft confidentiality agreement in December 2021, and the apparent refusal of the Company and its advisors to engage in constructive dialogue regarding a potential resolution of Ortelius’s nomination of director candidates following Ortelius’s delivery of the Nomination Notice in early February 2022, including after Ortelius proposed a resolution involving the appointment of three new directors to the Board and Ortelius modified its slate of candidates to constitute a minority slate of three candidates.

April 12, 2022

Ortelius is concerned that, based on the current trading price of the Company’s stock, any transaction conducted in the near future is likely to harm stockholders given the Company’s depressed valuation. Ortelius also is concerned that any attempt by the incumbent directors to refresh the Board will be defensive and reactionary in light of the potential for a contested election at the Annual Meeting, and will not be seen by the Company’s stockholders as establishing accountability, and ensuring a focus on stockholders’ interests, on the Board.

Proposal 1 - Election of Directors, page 11

5.	We note your reference to your right to nominate substitute persons on page 14. If that happens, please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee.

Ortelius acknowledges the Staff’s comment and confirms that, in the event Ortelius nominates any substitute nominee, Ortelius will file an amended proxy statement with the Commission that (1) identifies the substitute nominee, (2) discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee

Voting and Proxy Procedures, page 17

6.	Refer to the fourth sentence in the third paragraph on page 17. Consider revising this sentence, as shareholders are unlikely to understand the technical definition of “solicit” in this context.

Ortelius acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 17 of the Proxy Statement.

General

7.	Revise the proxy statement and form of proxy to include the date upon which they are being disseminated to shareholders. See Rule 14a-6(d).

Ortelius acknowledges the Staff’s comment and has revised the Proxy Statement and accompanying proxy card accordingly. Please see page 1 of the Proxy Statement and the accompanying proxy card.

April 12, 2022

Ortelius advises the Staff that the date on which a definitive proxy statement to be filed with the Commission is intended to be released to security holders is unknown at this time due to the Commission’s review process and developing strategic consideration. Ortelius undertakes that it will specify such intended date of release in accordance with Rule 14a-6(d) prior to the filing of its definitive proxy statement with the Commission.

8.	All statements of opinion or belief in the proxy statement and any additional proxy materials should be clearly identified as such, and should be supported by a reasonable basis. Revise the proxy statement generally to characterize your opinions as statements of belief rather than factual statements, and to provide appropriate support where applicable. Some examples of opinions presented as fact that should be recharacterized and supported include the following:
•	“Despite Trecora’s numerous strengths, first-class facilities, and excess capacity, unit sales have stagnated for years, while capital has been grossly misallocated.” (page 9)
•	“The Board has chosen to react in a highly defensive manner.” (page 9)
•	“The Company has repeatedly refused to offer constructive responses to our proposals or many any counter-proposals since our nomination of our Nominees for election to the Board.” (page 9)
•	“Our highly qualified, independent director Nominees are well-suited to assess the options and opportunities available to the Company with a fresh perspective, and without a bias towards maintaining the status quo.” (page 10)

In addition, confirm that you will comply with this comment with respect to any additional soliciting materials filed in future.

Ortelius acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see the pages 9 and 10 of the Proxy Statement.

Sincerely,
/s/ Kenneth S. Mantel
Kenneth S. Mantel

cc:	Peter DeSorcy, Ortelius Advisors, L.P. Steve Wolosky, Olshan Frome Wolosky LLP